Exhibit 99.3

Sundance Energy Australia Limited (ASX: SEA) Execute – Deliver – Grow January 2015

Disclaimers This presentation has been prepared by Sundance Energy Australia Limited (ABN 76 112 202 883). Summary information The following disclaimer applies to this document and any information contained in it (the “Information”). The Information in this presentation is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s other periodic and continuous disclosure announcements lodged with ASX Limited, which are available at www.asx.com.au. You are advised to read this disclaimer carefully before reading or making any other use of this document or any information contained in this document. In accepting this document, you agree to be bound by the following terms and conditions including any modifications to them. Not financial or product advice This presentation is for information purposes only and is not a prospectus, product disclosure statement or other offer document under Australian law or the law of any other jurisdiction. This presentation is not financial product or investment advice or a recommendation to acquire Sundance shares, legal or tax advice. This presentation has been prepared by Sundance without taking into account the objectives, financial situation or needs of individuals. You are solely responsible for forming your own opinions and conclusions on such matters and the market and for making your own independent assessment of the Information. You are solely responsible for seeking independent professional advice in relation to the Information and any action taken on the basis of the Information. Before making an investment decision prospective investors should consider the appropriateness of the information having regard to their own objectives, financial and tax situation and needs and seek legal and taxation advice appropriate to their jurisdiction. Sundance is not licensed to provide financial product advice in respect of Sundance shares. Cooling off rights do not apply to the acquisition of Sundance shares. Financial data All share price information is in Australian dollars (A$) and all other dollar values are in United States dollars (US$) unless stated otherwise. Sundance’s results are reported under Australian International Financial Reporting Standards. Past performance Past performance information given in this presentation is given for illustrative purposes only and should not be relied upon as (and is not) an indication of the Company’s views on its future financial performance or condition. Investors should note that past performance, including past share price performance, of Sundance cannot be relied upon as an indicator of (and provides no guidance as to) future Sundance performance including future share price performance. Investment risk An investment in Sundance shares is subject to investment and other known and unknown risks, some of which are beyond the control of Sundance. Sundance does not guarantee any particular rate of return or the performance of Sundance, nor does it guarantee the repayment of capital from Sundance or any particular tax treatment. Persons should have regard to the risks outlined in the Information.

Disclaimers (continued) Disclaimer Except as required by law, no representation or warranty (express or implied) is made as the fairness, accuracy, completeness, reliability or correctness of the Information, opinions and conclusions, or as to the reasonableness of any assumption contained in this document. By receiving this document and to the extent permitted by law, you release Sundance and its officers, employees, agents and associates from any liability (including, without limitation, in respect of direct, indirect or consequential loss or damage or loss or damage arising by negligence) arising as a result of the reliance by you or any other person on anything contained in or omitted from this document. Forward Looking Statements This presentation includes forward-looking statements. These statements relate to Sundance’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same. The forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this presentation and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. Given these uncertainties, no one should place undue reliance on any forward- looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure this presentation sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Reserves This presentation contains information on Sundance Energy’s reserves and resources which has been reviewed by David Ramsden-Wood, Professional Engineer, who is licensed in Alberta Canada and is qualified in accordance with ASX Listing Rule 5.11. Mr. Ramsden-Wood, VP of Reservoir Engineering and Business Development, has consented to the inclusion of this information in the form and context in which it appears. Reserve Estimates The Company’s Reserve estimates are calculated by Netherland, Sewell & Associates, Inc. as at 1 January 2015 in accordance with SEC guidelines. Although current market prices have fallen significantly, under SEC guidelines, the commodity prices used in the December 31, 2014 and December 31, 2013 reserve estimates were based on the 12-month unweighted arithmetic average of the first day of the month prices for the period January 1, 2014 through December 1, 2014, and for the period January 1, 2013 through December 1, 2013, respectively, adjusted by lease for transportation fees and regional price differentials. For crude oil volumes, the average West Texas Intermediate posted price of $91.48 per barrel used to calculate PV-10 at December 31, 2014 was down $1.94 per barrel from the average price of $93.42 per barrel used to calculate PV-10 at December 31, 2013. For natural gas volumes, the average Henry Hub spot price of $4.35 per million British thermal units ("MMBTU") used to calculate PV-10 at December 31, 2014 was up $0.68 per MMBTU from the average price of $3.67 per MMBTU used to calculate PV-10 at December 31, 2013. All prices were held constant throughout the estimated economic life of the properties.

Net acres: ~21,000 1P reserves: 18.1 mmboe Production: 7,300 boed Assets in Leading US Liquids Basins 4 Ticker: SEA (ASX Listed) Share count: 549.3 million Market capitalization: A$258 million Enterprise value: $267 million Note: Above based on Company filings, press releases and January 1, 2015 NSAI reserves report. Market capitalization and enterprise value shown as of 28 January 2015, based on debt of $130mm and cash of $69mm; Production numbers represent 4Q14 average daily production (1) Company guidance for 2014 exit rate: 8,000 – 9,000 boepd 2014 EBITDAX: $122.2 million Proved reserves: 26.0 mmboe (66% oil) 3P reserves: 147.7 mmboe (68% EGFD) 4Q14 daily production: 8,932 boed (71% oil) 2014 Exit Rate: 9,434 (1) South Texas Eagle Ford Net acres: ~32,000 1P reserves: 7.8 mmboe(2) Production: 1,522 boed Greater Anadarko Mississippian / Woodford

Quarterly Overview . Exceeded exit rate production guidance of 8,000 – 9,000 boepd with 9,434 boepd . Average production of 8,932 boepd (net of royalties) in the fourth quarter of 2014 . An overall increase of 27% from Q3 2014 . Generated fourth quarter 2014 revenue of $43.8MM and Adjusted EBITDAX of $36.1MM . 82% Adjusted EBITDAX margin in lower price environment . Uplift in reserves as compared to reserves at 1 January 2014(1): . Proved PV10 increased to $531.7 million, up $272.9 or 105%, and Proved Reserves increased to 26.0 mmboe, up 11.3 mmboe of 77% . Proved PV10 of 2P Reserves increased to $765.1 million, up $395.7 million or 107%, and 2P Reserves increased to 54.1 mmboe, up 28.7 mmboe or 113%. . Production highlights include: . 14 gross (10.4 net) Eagle Ford wells brought into production in the fourth quarter of 2014 . A total of 35 gross (26.1 net) Eagle Ford wells brought into production YTD (1) Excludes 6.1 mmboe of 1P, 3.1 mmboe of probable and 15.1 mmboe of possible reserves that were primarily attributable to acreage sold during 2014.

Production and Revenue Trend 6 .Increased production by ~1,897 boepd (27%) compared to Q3 2014 .Exit rate production exceeded Company expectations and ave. rate production in line with full year guidance of: .Exit rate of 8,000 - 9,000 boepd .Ave. rate of 6,700 - 7,500 boepd .Generated $44MM in revenue in Q4 2014 .Realized oil price of $73.39/bbl and natural gas price of $1.24/mcf in Q4 2014 .Mark-to-market hedge position value: .~$9.5MM at 31 December 2014 .~$11.7MM at 28 January 2015 0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 9,000 10,000 Q1 2013 Q2 2013 Q3 2013 Q4 2013 Q1 2014 Q2 2014 Q3 2014 Q4 2014 $0 $5,000 $10,000 $15,000 $20,000 $25,000 $30,000 $35,000 $40,000 $45,000 $50,000 Revenue (US$000s) & Production (Boe/d), net of Royalties Revenue Boe/d

Adjusted EBITDAX Trend 7 Adjusted EBITDAX – earnings before interest expense, income taxes, depreciation, depletion, amortisation, property impairments, gain/(loss) on sale of non-current assets, exploration expense, share-based compensation and gains/(losses) on commodity hedging, net of settlements on commodity hedging. Adjusted EBITDAX Margin – Adjusted EBITDAX as a percentage of revenue. 0% 20% 40% 60% 80% 100% 0 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 Q1 2013 Q2 2013 Q3 2013 Q4 2013 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Adjusted EBITDAX (US$000s) Adjusted EBITDAX Margin (%)

Cash Costs per boe 5.50 6.42 0.98 1.73 0.00 5.00 10.00 15.00 20.00 25.00 30.00 Q1 2014 Q2 2014 Q3 2014 Q4 2014 LOE/boe Cash G&A/boe Prod Taxes/boe Cash Interest/boe Total Cash Costs of $14.63/boe

Reserves Upgrade . Proved PV10 increased to $531.7 million (A$651.8 million), up $272.9 million or 105%, and Proved Reserves increased to 26.0 mmboe, up 11.3 mmboe or 77% . The PV10 of 2P Reserves increased to $765.1 million (A$937.9 million), up $395.7 million or 107%, and 2P Reserves increased to 54.1 mmboe, up 28.7 mmboe or 113% . The PV10 of 3P Reserves increased to $1.5 billion (A$1.8 billion), up $864.2 million or 139%, and 3P Reserves increased to 147.7 mmboe, up 79.2 mmboe or 116% - 20,000 40,000 60,000 80,000 100,000 120,000 140,000 160,000 1-Jan-14 1-Jan-15 mmboe Total Reserves Proved Reserves Probable Reserves Possible Reserves - 10,000 20,000 30,000 40,000 50,000 60,000 70,000 80,000 90,000 100,000 Proved Probable Possible mmboe Reserves by Basin Eagle Ford Mississippian/Woodford Please read this slide in conjunction with the paragraph titled Reserve Estimates on slide 3.

Eagle Ford Project

McMullen Project Overview

Well Assumptions[(1)]

	McMullen
Gross (net) locations	~166 (~117)
Spacing assumptions	40 – 80 acres
Average Lateral Length	6300'
Well cost	$6.0 - $7.0 million
EUR (mboe)	375 - 525
Estimated oil	65% - 80%
LOE per boe	$5.00 - $7.00

McMullen Area Eagle Ford well control



SEA Acreage
Cabot Eagle Ford Wells
Chesapeake Eagle Ford Wells
Conoco Eagle Ford Wells
EOG Eagle Ford Wells
Marathon Eagle Ford Wells
Murphy Eagle Ford Wells
Pioneer Eagle Ford Wells
St. Mary Eagle Ford Wells
SEA Eagle Ford Wells
Swift Eagle Ford Wells
Talisman Eagle Ford Wells

Source: Company filings and press releases
(1) Based on internal Sundance estimates

SUNDANCE energy

11

Dimmit Eagle Ford Results 0 500 1000 1500 2000 2500 3000 3500 0 5000 10000 15000 20000 25000 30000 35000 1 26 51 76 101 126 Average GOR Cumulative Oil Days Normalized Dimmit Well Performance Shook 204H Tocquigny 401H Dimmit Upside Well Type Curve Average GOR . Shook 204H 30-day IP of 11,872 bo and 30,817 mcf (~567 boepd) . Tocquigny 401H 30-day IP of 10,881 bo and 30,429 mcf (~532 boepd)

Dimmit County Overview

Well Assumptions[1]

	Dimmit
Gross (net) locations	~111 (~67)
Spacing assumptions	40 – 80 acres
Average Lateral Length	7300’
Well cost	$5.0 - $7.0 million
EUR (mboe)	350 - 500
Estimated oil	55% - 60%
LOE per boe	$5.00 - $7.00

Dimmit Eagle Ford well control


LEGEND
SEA Acreage
Anadarko Eagle Ford Wells
Chesapeake Eagle Ford Wells
Murphy Eagle Ford Wells
Newfield Eagle Ford Wells
St. Mary Eagle Ford Wells
SEA Eagle Ford Wells
Swift Eagle Ford Wells
Talisman Eagle Ford Wells
Dimmit
N

Source: Company filings and press releases
(1) Based on Internal Sundance estimates

SUNDANCE energy

13

14

Experienced Board and Management Board of Directors Mike Hannell, Chairman 45 years’ experience in upstream and downstream petroleum industry. Previously held senior positions with Santos Ltd and Mobil Oil. Eric McCrady, Managing Director & CEO Previously CFO of Sundance Energy. More than 15 years’ entrepreneurial experience with an extensive track record in M&A, JVs, IPOs, privatization transactions, and senior and mezzanine debt transactions. Damien Hannes, Non-Executive Director More than 25 years’ finance experience; most recently, 15 years with Credit Suisse in Asia Pacific region. Weldon Holcombe, Non-Executive Director More than 30 years’ technical, operational and managerial experience in leading US unconventional resource plays. Most recently Executive VP, Mid-Continent Region for Petrohawk Energy Corporation. Neville Martin , Non-Executive Director Former partner and current consultant at Minter Ellison in Adelaide. 40 years’ experience in corporate law and mining and gas law. Former state president of the Australian Mining & Petroleum Law Association. Management Eric McCrady, Managing Director & CEO Previously CFO of Sundance Energy. More than 15 years’ entrepreneurial experience with an extensive track record in M&A, JVs, IPOs, privatization transactions, and senior and mezzanine debt transactions. Cathy Anderson, Chief Financial Officer Certified Public Accountant with over 25 years’ experience with companies including Key Production (predecessor of Cimarex), OptiGas and Arthur Andersen. Grace Ford, Vice President, Exploration & Development More than 15 years’ geologic experience in exploration, development, resource play evaluation, well design/ development/completion and reservoir characterization with companies including EOG Resources, Baytex Energy USA and Marathon. Mike Wolfe, Vice President, Land More than 30 years’ senior land experience in the oil and gas industry with companies such as Cimarex and Texaco. Experience encompasses field leasing, title, lease records and management of multi-rig drilling programs. David Ramsden-Wood, VP, Reservoir Engineering & Business Dev. Professional Engineer licensed in Canada with more than 15 years’ engineering experience across all engineering disciplines with a focus on reservoir engineering, strategic & financial planning and production engineering with companies including Enerplus, Anadarko and Canadian Hunter. John Whittington, Vice President, Operations More than 20 years’ experience focused on the development and optimization of onshore US resource plays with a particular focus on completion optimization and production operations with companies including Triangle Petroleum, EOG, Schlumberger, and Apex Petroleum Engineering.